UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 8)1

Tigrent Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

966621104
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON KINGSTOWN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON KINGSTOWN CAPITAL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON MICHAEL BLITZER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,201,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,201,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,201,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON GUY SHANON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,203,450
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,203,450
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,203,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON KINGSTOWN CAPITAL MANAGEMENT L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,201,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,201,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,201,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON KINGSTOWN MANAGEMENT GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,201,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,201,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,201,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON KINGSTOWN PARTNERS MASTER LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 883,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 883,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 966621104

The following constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D filed by the undersigned.  This Amendment No. 8 amends the Schedule 13D as specifically set forth.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to shares of the Common Stock, no par value (the “Shares”), of Tigrent Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 1612 East Cape Coral Parkway, Cape Coral Florida 33904.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

As of the close of business on July 6, 2010, Kingstown Partners L.P. and Kingstown Capital Partners LLC no longer owned any Shares.  Accordingly, Kingstown Partners L.P. and Kingstown Capital Partners LLC are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 8 to the Schedule 13D.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

(a)           This statement is filed by Kingstown Capital Management L.P., a Delaware limited partnership (“Kingstown Capital”), and Kingstown Management GP LLC, a Delaware limited liability company (“Kingstown Management”), Kingstown Partners Master Ltd., a Cayman Islands corporation (“Master Fund”), Michael Blitzer, and Guy Shanon.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Amended and Restated Joint Filing Agreement as further described in Item 6.  Kingstown Capital is the Reporting Person for the shares owned by Absolute Opportunities Fund, as further described in Item 3 below.

Kingstown Capital is the investment manager of Master Fund.  Kingstown Management is the general partner of Kingstown Capital.  Each of Mr. Blitzer and Mr. Shanon is a managing member of Kingstown Management.  By virtue of these relationships, each of Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon may be deemed to beneficially own the Shares owned by Master Fund, and each of Kingstown Management, Mr. Blitzer and Mr. Shanon may be deemed to beneficially own the Shares beneficially owned by Kingstown Capital.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of Kingstown Capital, Kingstown Management, Michael Blitzer, and Guy Shanon is 11 East 44th Street, 7th Floor, New York, New York 10017.  The principal business address of Master Fund is c/o Mourant Ozannes Corporate Services, 42 North Church Street, P.O. Box 1348, Grand Cayman KY1-1208, Cayman Islands.  The officers and directors of Master Fund and their principal occupations and business addresses are set forth on Schedule A and incorporated by reference in this Item 2.

(c)           The principal business of Master Fund is acquiring, holding and disposing of investments in various companies.  The principal business of Kingstown Capital is acting as the investment manager of Master Fund.  The principal business of Kingstown Management is acting as the general partner of Kingstown Capital.  The principal business of each of Mr. Blitzer and Mr. Shanon is acting as a managing member of Kingstown Management.

CUSIP NO. 966621104

(d)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Blitzer and Shanon are citizens of the United States of America.  The citizenship of the persons listed on Schedule A, who are not Reporting Persons, is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The 883,500 Shares owned by Master Fund were acquired by it through contribution from Kingstown Capital Partners L.P.  The aggregate purchase price of the 883,500 Shares to Kingstown Capital Partners L.P is approximately $1,654,441, including brokerage commissions.  The aggregate purchase price of the 317,500 Shares beneficially owned by Kingstown Capital is approximately $260,422, including brokerage commissions.  The Shares beneficially owned by Kingstown Capital were acquired for the account of Absolute Opportunities Fund, a mutual fund, for which Kingstown Capital is a subadviser pursuant to a Subadvisory Agreement, made as of September 30, 2008, between Absolute Investment Advisers LLC and Kingstown Capital.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 11,738,587 Shares outstanding, which is the total number of Shares outstanding as of May 19, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 21, 2010.

As of the close of business on July 6, 2010, neither Kingstown Partners L.P. nor Kingstown Capital Partners LLC beneficially owned any Shares.

As of the close of business on July 6, 2010, Master Fund beneficially owned 883,500 Shares, constituting approximately 7.5% of the Shares outstanding.

As of the close of business on July 6, 2010, Kingstown Capital beneficially owned 1,201,000 Shares, constituting approximately 10.2% of the Shares outstanding.  By virtue of its relationship with Master Fund discussed in further detail in Item 2, Kingstown Capital may be deemed to beneficially own the 883,500 Shares beneficially owned by Master Fund in addition to the 317,500 Shares beneficially owned by Kingstown Capital.

As of the close of business on July 6, 2010, Kingstown Management beneficially owned 1,201,000 Shares, constituting approximately 10.2% of the Shares outstanding.  By virtue of its relationship with Master Fund and Kingstown Capital discussed in further detail in Item 2, Kingstown Management may be deemed to beneficially own the Shares beneficially owned in the aggregate by Master Fund and Kingstown Capital.

CUSIP NO. 966621104

As of the close of business on July 6, 2010, Mr. Blitzer beneficially owned 1,201,000 Shares, constituting approximately 10.2% of the Shares outstanding.  By virtue of his relationship with Master Fund and Kingstown Capital discussed in further detail in Item 2, Mr. Blitzer may be deemed to beneficially own the Shares owned in the aggregate by Master Fund and Kingstown Capital.

As of the close of business on July 6, 2010, Mr. Shanon beneficially owned 1,203,450 Shares, constituting approximately 10.3% of the Shares outstanding. By virtue of his relationship with Master Fund and Kingstown Capital discussed in further detail in Item 2, Mr. Shanon may be deemed to beneficially own the Shares owned by in the aggregate by Master Fund and Kingstown Capital, in addition to the 2,450 Shares he owns directly.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A, who are not also Reporting Persons, beneficially owns any securities of the Issuer.

(b)           Each of Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by Master Fund by virtue of their respective positions as described in Item 2.

Each of Kingstown Management, Mr. Blitzer and Mr. Shanon is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by Kingstown Capital by virtue of their respective positions as described in Item 2.

(c)           Schedule B annexed hereto lists all transactions in securities of the Issuer during the past 60 days by the Reporting Persons.

(d)           Absolute Opportunities Fund and Absolute Investment Advisers LLC, the investment adviser for Absolute Opportunities Fund, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported as beneficially owned by Kingstown Capital.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 7, 2010, Kingstown Capital, Kingstown Management, Master Fund, Michael Blitzer and Guy Shanon, entered into an Amended and Restated Joint Filing Agreement (the “Amended and Restated Joint Filing Agreement”), in which the Reporting Persons who will remain Reporting Persons subsequent to the filing of this Amendment No. 8 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Amended and Restated Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A, who are not also Reporting Persons, is a party to any contract, agreement or understanding required to be disclosed herein.

CUSIP NO. 966621104

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Amended and Restated Joint Filing Agreement, dated July 7, 2010, by and among Kingstown Capital Management L.P., Kingstown Management GP LLC, Kingstown Partners Master Ltd., Michael Blitzer and Guy Shanon.

CUSIP NO. 966621104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2010	KINGSTOWN PARTNERS L.P.

	By:	Kingstown Capital Partners LLC
its general partner

	By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN CAPITAL PARTNERS LLC

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN CAPITAL MANAGEMENT L.P.

By:	Kingstown Management GP LLC
its general partner

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN MANAGEMENT GP LLC

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN PARTNERS MASTER LTD.

By:	/s/ Michael Blitzer
Michael Blitzer Director

CUSIP NO. 966621104

/s/ Michael Blitzer
MICHAEL BLITZER

/s/ Guy Shanon
GUY SHANON

SCHEDULE A

Directors and Officers of Kingstown Partners Master Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Michael Blitzer* Director

Guy Shanon* Director

Warren Keens Director	Director of Close Brothers (Cayman) Limited and Managing Director of Close Fund Services	Harbour Place, 4th Floor 103 South Church Street Grand Cayman, Cayman Islands	United Kingdom

* Messrs. Blitzer and Shanon are Reporting Persons and, as such, their information called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 966621104

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Date of Purchase/ Sale	Shares of Common Stock Purchased/ (Sold)	Price Per Share ($)

KINGSTOWN PARTNERS MASTER LTD.

07/01/2010	883,5001	--

KINGSTOWN PARTNERS L.P.

07/01/2010	(883,500)2	--

1 Shares were acquired through contribution from Kingstown Partners L.P.
2 Shares were contributed to Kingstown Partners Master Ltd.